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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    _________________________________________

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                              GRUBB & ELLIS COMPANY
                               __________________
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                           ___________________________
                         (Title of Class of Securities)


                                   40009-52-0
                                  _____________
                                 (CUSIP Number)



                               Reuben S. Leibowitz
                         E.M. Warburg, Pincus & Company
                              466 Lexington Avenue
                            New York, New York  10017
                                 (212) 878-0600
                 ______________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 21, 1994
               __________________________________________________
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



Check the following box if a fee is being paid with the statement: [  ]



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          This Amendment No. 5 to Schedule 13D is being filed on behalf of (i)
Warburg, Pincus Investors, L.P. ("WPI"), (ii) Warburg, Pincus & Co., (iii) E.M. Warburg, Pincus & Company and (iv) E.M. Warburg, Pincus & Co., Inc. (collectively, the "Reporting Persons") to amend the Schedule 13D filed by the Reporting Persons on November 11, 1992, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 4.   PURPOSE OF TRANSACTION.

          Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          On July 21, 1994, the Company and WPI entered into the Standby Agreement. A copy of the Standby Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. Information in Item 6 concerning the Standby Agreement is incorporated herein by reference.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          On July 21, 1994, the Company and WPI entered into the Standby Agreement, which provides for a commitment by WPI to purchase up to approximately 4,250,000 shares of Common Stock not acquired by the Company's stockholders in connection with a proposed plan of financing for the Company (the "Financing Transactions"). A copy of the Standby Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

          RIGHTS OFFERING AND STANDBY AGREEMENT. The Company has announced that subject to the approval of the holders of a majority of the outstanding shares of the Company's capital stock (other than shares held by WPI and Prudential), the Company would consummate the Financing Transactions, including the issuance by the Company to each holder of Common Stock of one nontransferable right (a "Right") to purchase one share of Common Stock at $2.375 for each share of Common Stock held of record on September 13, 1994 (the "Rights Offering"). Pursuant to the Rights Offering, a stockholder who validly exercises all of his or her Rights may, subject to certain limitations, oversubscribe for additional shares of Common Stock at $2.375 per share to the extent that unsubscribed shares are available as a result of other stockholders not electing to exercise their Rights. In connection with the Financing Transactions, WPI and the Company have entered into the Standby Agreement, pursuant to which WPI has agreed to purchase at $2.375 per share shares of Common Stock reserved pursuant to the exercise of the Rights and not purchased by holders of Common Stock in the Rights Offering, subject to a maximum number of shares that will result in an aggregate purchase price paid by WPI being equal to $10 million plus

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accrued interest under the Loan and Security Agreement between WPI and the
Company dated as of March 29, 1994 (the "Bridge Loan"), which was filed previously as an Exhibit to this Schedule 13D. WPI will pay for such shares first through the cancellation of indebtedness outstanding under the Bridge Loan, including accrued interest on the Bridge Loan, and thereafter through payments of funds directly to the Company.

          EXCHANGE OF WARRANTS AND ISSUANCE OF NEW WARRANTS. Pursuant to the Standby Agreement, WPI has agreed to exchange its warrants to purchase an aggregate of 340,000 shares of Common Stock at an exercise price of $5.00 per share and its warrants to purchase an aggregate of 142,000 shares of Common Stock at an exercise price of $5.50 per share (collectively, the "Old WPI Warrants") in exchange for a new warrant (the "New WPI Warrant") to purchase at an exercise price of $3.50 per share the number of shares of Common Stock that the Old WPI Warrants would have represented the right to purchase as calculated in accordance with the terms of the Old WPI Warrants, except that WPI has waived application of the anti-dilution provisions contained in the Old WPI Warrants with respect to issuances by the Company from January 29, 1993 through consummation of the Financing Transactions pursuant to the Company's 1990 Stock Option Plan (including securities issued upon the exercise of stock options granted pursuant to such Plan) and the Company's Employee Stock Purchase Plan. The anti-dilution provisions contained in the New WPI Warrant will not include anti-dilution protection upon issuance of shares of Common Stock at a price which is less than the greater of the market price and the exercise price. Pursuant to the Standby Agreement, if WPI purchases at least 500,000 shares of Common Stock pursuant to the Standby Agreement, the Company would issue to WPI a warrant to purchase 325,000 shares of Common Stock at an exercise price of $2.375 per share, and WPI would surrender its Contingent Warrants.

          AMENDMENTS TO PREFERRED STOCK. The Financing Transactions also contemplate the Company's filing with the Delaware Secretary of State the Certificate of Amendment of Restated Certificate of Incorporation (the "Charter Amendment"), providing for certain amendments to the existing Senior Convertible Preferred Stock held by WPI, including, among other things, eliminating the mandatory redemption provisions, increasing the dividend rate commencing in 2005, and amending the anti-dilution provisions so as not to include anti-dilution protection upon issuance of shares at a price which is less than the greater of the market price and the conversion price. The proposed form of the Charter Amendment is attached as Exhibit 6.1 to the Standby Agreement and is incorporated herein by reference. The Charter Amendment, which is subject to the approval of the Company's stockholders, provides that WPI will exchange all of its shares of Senior Convertible Preferred Stock for an equal number of shares of Series B Senior Preferred Stock. WPI has waived application of the anti-dilution provisions contained in the Senior Convertible Preferred Stock with respect to issuances by the Company from January 29, 1993 through consummation of the Financing Transactions pursuant to the Company's 1990 Stock Option Plan (including securities issued upon the exercise of stock options granted pursuant to such Plan) and the Company's Employee Stock Purchase Plan.

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Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1. Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Act (previously filed as Exhibit 1 to Amendment No. 4 to Schedule 13D dated April 1, 1994).

          Exhibit 2. Standby Agreement dated as of July 21, 1994 by and between the Company and WPI.

          Exhibit 3. Form of Certificate of Amendment of Restated Certificate of Incorporation of the Company (attached as Exhibit 6.1 to the Standby Agreement).

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                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 8, 1994

                                        WARBURG, PINCUS INVESTORS, L.P.
                                        Warburg, Pincus & Co.,
                                        General Partner



                                   By:       /s/ Reuben S. Leibowitz
                                        ---------------------------------------
                                   Title:              Partner



                                        WARBURG, PINCUS & CO.



                                   By:       /s/ Reuben S. Leibowitz
                                        ---------------------------------------
                                   Title:              Partner



                                        E.M. WARBURG, PINCUS & COMPANY



                                   By:       /s/ Reuben S. Leibowitz
                                        ---------------------------------------
                                   Title:              Partner



                                        E.M. WARBURG, PINCUS & CO., INC.



                                   By:       /s/ Reuben S. Leibowitz
                                        ---------------------------------------
                                   Title:              Managing Director

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                                  EXHIBIT INDEX


          Exhibit 1. Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Act (previously filed as Exhibit 1 to Amendment No. 4 to Schedule 13D dated April 1, 1994).

          Exhibit 2. Standby Agreement dated as of July 21, 1994 by and between the Company and WPI.

          Exhibit 3. Form of Certificate of Amendment of Restated Certificate of Incorporation of the Company (attached as Exhibit 6.1 to the Standby Agreement).

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